 Exhibit 99.7

Transcript of Question and Answer Session with the Leadership

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer and Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Participants

Sandip Agarwal

Edelweiss

Anantha Narayan

Credit Suisse

Nitin Padmanabhan

Investec

Sandeep Muthangi

IIFL

Parag Gupta

Morgan Stanley

Pankaj Kapoor

JM

Ankur Rudra

CLSA

Sandeep Shah

CIMB

Yogesh

HSBC

Sandeep Mahindroo

Folks, as Ranga said in the morning, the idea is to make the day interactive. While we certainly have some presentations, videos, demos to share with you, but we also want you to get as many opportunities as possible to ask questions, highlight concerns, share any feedback. We have a 30-minute slot now before we break for tea. We will use the next 30-minutes for a Q&A with Vishal, Ranga and Pravin. So over to all of you for any question that you might have.

Sandip

Hi Vishal, Sandip here from Edelweiss. Just one question, as you mentioned on your starting note that you are seeing some early signs of cautiousness. Is it coming from BFSI or it is coming from across the sector in the region or you are just seeing it in some pockets and geographies? So that is question #1. Question #2 is that if you see our acquisitions in last 3-4-years since Lodestone, lot of margins have been diluted there. I understand that you would have done that acquisitions for skill sets and for cross-selling and other benefits. But what does your internal evaluations says that, is it okay to dilute those margins there and are you getting benefits out of it which is compensating for it, so what is your early evaluation of all those acquisitions in last 2-3-years?

Vishal Sikka

On the first question, uncertainties are generally client-specific. So far what we see is not anything very broad, but across industries in certain pockets we see some of these uncertainties. On your question about M&A, we continue to look at investments and acquisitions as a mechanism to bring in next-generation capabilities, new capabilities, new talent, new technologies. Specifically with regard to Lodestone, at the time when it was done four years ago or whenever that was, it was done as a mechanism to elevate the level of our conversations with clients. It was not so much for the consulting business by itself but it was to establish the consulting business as a mechanism of cross-selling and bringing it into other areas. So even though the business itself is dilutive, it does have downstream effect of creating additional demand and of elevating the conversation with the clients.

In our Consulting business, we declined in Q1 as Ranga talked about, and that decline in Q1 basically was a big part of the decreased performance that we saw in Q1. So even though both in the existing business and in the new business we had great growth, the fact that Consulting declined like that was one of the big drags. With Rajesh in-charge of Consulting, he is based in Paris, so about little bit more than two-thirds of our Consulting organization is in Europe, this is the former Lodestone. I expect that overtime we will evolve Consulting towards much more of the strategic design consulting as well its going to be a ‘tip of the sphere’ is what we called it to help elevate our conversations with our clients and to help create downstream opportunities. In that, if Consulting itself has a somewhat dilutive effect on the margin, I think that it will be more than compensated for by the overall effect that it has. I have to share that Deepak who is here, his team recently analyzed these various options around Consulting and came to the same conclusion. We revisited this same question that you asked just about over the last two months and have come to the same conclusion.

Anantha

Anantha from Credit Suisse. Vishal, you gave us an update on the various pieces and strategy that you had highlighted when you joined and where we are in terms of the progress. Are there any areas which have particularly disappointed you?

Vishal Sikka

I think that in a large institution, in a large culture, in a well-established industry with its own ways of working, change is always harder and slower than it seems. I have actually been quite happy with the rate at which we have made progress. If you look at some of the more structural initiatives like introduction of Automation into our services and the adoption of that Automation, the success of the Mana platform as a commercial entity not just in our service of automating our existing service line work, but also in becoming a software platform in its own right on which new kinds of applications and process renewal work can be done, that has been quite amazing to see how quickly that has been adopted. The things that makes me the most proud of the last two years when we launched something like 54-55 initiatives to transform the company over the last two years. But there is one that singularly bring me the most pride is the ‘Zero Distance’ which is to create a culture of innovation across the company and that has been a great source of strength and pride.

On the negative side, Pravin talked about this. Many of the processes and the systems that we have are quite old. It will take a while to evolve that. The thing that I find two years after being in this industry is the kind of conversations that we have with clients are still not strategic, not very high level. We by and large are an industry of procurement, IT-oriented kinds of conversations which are largely RFP-driven, cost-driven and so on. It is something that I have accepted and we are transforming that from within. But that is something that has been a source of unhappiness that I wish we had the ability to have much more strategic conversation. We have started that but it is at a relatively small number of clients. I would say approximately 50 clients out of more than 1,000 clients where we have really elevated the conversations to the very strategic levels by using some of the new areas of engagement. This is the case with the entire industry, it is not only specific to Infosys. So that is an area that I look back on the last two years as an area that I wish we have made more progress on.

Nitin

Vishal, this is Nitin here from Investec. With reference to the uncertainty that you were talking about, how are you seeing that impact the deal funnel and the rate at which closures of deals happen, the sales cycle? The second one was on attrition. How much of the attrition is really involuntary out of the overall or it is more involuntary than voluntary?

Vishal Sikka

We continue to see a healthy deal pipeline and our performance both in terms of market share as well as the overall deal pipeline continues to be strong. We have been on a very good trajectory in the last few quarters and I expect that this will continue to be the case. However, we have to be cautious that large deals even though we have won significant number of them in the last few quarters and we continue to do so, they take time to ramp up. Ramp ups are not immediate, they take time and that is something that we have to deal with.

In terms of attrition, this year continues to be an area of great focus for us. I think involuntary attrition is a code name for a ‘layoff’ or something, right!! So we are not doing any layoffs, there is no involuntary attrition like that. I do not know why people use such, I guess ‘Obsequious’ is the word. We are not doing any layoffs or anything of that sort. We continue to focus on as Pravin said high performer attrition. We have worked on an elaborate mechanism to identify the high performers. They are not just the ones whose manager says they are high performers, but they truly are high performers. So there is a subset of our company which we believe are extremely valuable. Every Infoscion is valuable but in particular there is a group of high performers that we want to focus on. I would expect that attrition in high performer will continue to improve, meaning continue to decrease.

So, we are doing a lot of fundamentally new kinds of things, so a lot of our employees continue to be in high demand, Infosys always had this situation, there are times where people who teach Design Thinking at Infosys for example gets six times improvement in their salaries from competitors and things like that and our view on that is that go ahead, we will create more this kind of a thing.

Sandeep

Sandeep from IIFL. I have a question on the Automation. Lately we have seen almost every large IT services company showcasing their automation initiatives. The instances are a lot more in the past couple of quarters. I wanted to get your sense on, have you seen the commercials on projects or deals where you are entering into Automation and we have an Automation component worsening over the past one year or is it that Automation projects are still really small in the overall scheme of things and every vendor has been able to have good commercials with the clients?

Vishal Sikka

That is a very good question. In fact, we have Ravi, Sandeep and Mohit will be here later, will talk about some of these and Sudhir will have a dedicated session on this. So I imagine they will cover more there. Maybe I can give a quick overview. Everyone talks about Automation because it is the future of the industry, there is no doubt about it. I believe that we are ahead of others but this is not something to be particularly proud of or sit on the laurels around. We believe that what we are doing with Mana is ahead of others in the industry, both here in India as well as other parts of the world. Sudhir can talk more about that later.

We have done extensive work in bringing many different kinds of AI technologies to the world of automation. One of the unique things about Mana is that we are applying it to far larger class of problems and far more complex class of problems including applications maintenance and things like that that require a lot more mental work. I will refuse to use the word, cognitive, because these days everything is cognitive, even inventory is cognitive. But much more complex, human brain power requiring kind of work we are doing with Mana and Sudhir will have some examples of that. So it is a highly differentiated thing that we are doing. Maybe Sandeep can talk about the kind of pipeline that we see in Mana is both around bringing Mana to existing work and Ravi will talk about this as well as a completely new kinds of application like the digital farming that we have outside or airplane balancing and things like this.

In terms of the existing business being affected by Mana. Yes, we do bring Mana into large deals, all other companies with their own automation tool kits more or less do the same. I think it is inevitable because the kind of cost pressure that we have in these large deals because the clients themselves are under cost pressure because of digitization and the disruption that it causes, the competition is fierce and automation-led improvements in cost efficiency have become more prominent. So this is like a triple whammy that hits large deals and that we need to respond to. We believe that Mana can help bring enough of a productivity improvement to differentiate the kinds of cost and so forth. That would apply to both large deals that we apply that we go for as well as many of our existing larger programs where Mana can eat away some of the manual work. But correspondingly, there is even bigger opportunity with applying Mana for new kinds of applications that we continue to be very excited about.

Parag

Vishal, you made an interesting comment that some of your business segments you are breaking them up into smaller businesses of $500 to $700 mn. There is a growing sense about new companies, start-ups coming and disrupting because they are more nimble and more agile. So are there any specific areas where you have taken these initiatives. Could you get us a sense of who are these companies whom you are fighting against – are these global companies, are these smaller companies, so just a sense of which areas and what is the competition like out there?

Vishal Sikka

Maybe Pravin, Mohit, Sandeep, Ravi can add to this. I will give you my perspective which is very clear and somewhat different than the conventional perspective. We do not set ourselves up because of what somebody else does or whether it is a start-up or a large company. We are simply doing this for two very basic reasons. We want to expand our bandwidth, we want to improve our effectiveness and agility in responding to opportunities and we are doing it to better serve what we see as our opportunities and our ways of addressing those opportunities. We do not have any consultants helping us out on creating the set up and things like that. The reason for the $500 to $700 mn general guideline around creating a sub-segment with a P&L and so forth is that it gives us bandwidth, it gives us scalability, it gives us isolation and accountability of individuals. This could be anywhere from a handful to a couple dozen clients that you would have one leader for. So it gives the 3 of us as well as Mohit, Sandeep and Ravi the ability to zoom in on the particular needs of a particular cluster of clients. Every large scale system in the universe is a distributed one, a decentralized one. So this is basically what we are doing.

Pankaj

This is Pankaj from JM. Last couple of years while you have been bringing a lot of changes in terms of new and renew. How this has helped us in terms of gaining market share within our clients? Any sense if you can give either in terms of the wallet share gain that we have seen, what has really driven this, maybe top-10, top-50, whatever slicing you want to take?

Vishal Sikka

The three main ones that come to mind is that are quantifiable is the top account growth, it is the growth for example the top-10, top-25 accounts. It is the growth in the number of $100 mn accounts. It is the growth in the large deal wins which is a direct result of differentiated approaches that we bring in, it is also in the renewals of our existing programs without RFPs and so forth. So all these are very tangible, quantified base in which the differentiated strategy has been showing results.

Pravin Rao

Last year our large deal wins was about 40% more than large deal wins in FY15, that is a clear indication. Average revenue per top-10 clients also has significantly increased and in the last year again in Q4 our growth in the top-10 and top-25 account was much higher than the Infosys average growth. So these are all parameters which clearly say that some of our strategies are resonating well and our level of engagement with most of our top and strategic clients are improving in the last 6 to 12-months.

Pankaj

So in your assessment, is this gain coming through by gaining market share from the other India-based player or this is coming in versus the global peers?

Pravin Rao

Both from India based and global peers. Particularly in the areas for instance if you look at significant percentage of large deal wins is in the areas of Cloud and Infrastructure Services. There it typically comes from global players who are probably incumbent for the last 5-10 years. But in other areas we have enough evidence of having won against India-based players as well.

Pankaj

And lastly just a question on the current quarter, of course, we have seen the full impact of Brexit now with almost a month old. So what basic changes in the operating environment in the quarter to-date have you seen which is different from what probably your expectation was going into the quarter?

Pravin Rao

At the beginning of the quarter, RBS is a public knowledge, the ramp-down in RBS which was one of the cause of Brexit thing, was clearly not seen at the beginning of quarter. So that is one clear example. We cannot attribute to any specific industry but at least we have seen in some few clients some softness which we did not anticipate in the beginning of the quarter.

Pankaj

Is that concentrated in UK alone or is it something which you are seeing in US clients as well?

Pravin Rao

It is primarily in Europe but we have seen client-specific cuts across geographies. We have had clients in other parts of the world also where we have seen some softness.

Ankur

Hi, it is Ankur from CLSA. Just the first point on the guidance. I understand your comments in the lack of visibility right now. I just want to clarify one thing. Are you taking a policy stance that the guidance will only be updated every quarter along with results and hence not updating it now despite the current change or is it more based on what you see in the market where you think you are comfortable with the full year guidance?

Ranganath D Mavinakere

As we have always said that, whatever visibility that we have we will say. As Vishal kind of reiterated a couple of times in the morning opening address that while some of the drag factors of Q1, we have put behind and we have addressed and at least arrested some of those factors, at the same time some of the things that we had not anticipated when we gave guidance like the impact of this RBS etc., So there are both factors, at the same time he also reiterated that some of the India projects, we see some momentum and things like that. So there is a combination and we have still five weeks to go. We want to give a more accurate picture on guidance after we execute Q2, after assessing Q3 and Q4, we need to see whether RBS is one-off, are there more and at this point we cannot, there are uncertainties around it. While he also reiterated that our focus is on disciplined Q2 execution, we want to make sure that while we are confident that Q2 execution or the growth is better than Q1, we want to make sure how we end Q2 and by then we will be in October. By then the Q3 and Q4, to what extent whether is RBS alone, more whether it is one of the pieces and to what extent could be offset or not offset, those headwinds. We will be in a much better and much certain position by the time we come in October. So that is more like it than not kind of saying that, “Look, we will not do this or that.”

Ankur

One question on the large deals. Clearly, there has been a lot of success in the last couple of years and it is helpful to look at the company that way. But one of the things that we struggle as analyst to understand is what proportion of these large deals breakup into net new deals versus renewals which gives us a better idea, we know how much of the guidance is supported by that, if you can give any color towards that?

Ranganath D Mavinakere

That is a good point, Ankur. Quarter-on-quarter that composition varies. For example, in the last quarter the proportion of the rebids was higher at app. 50% in the last quarter, that is in Q1. However, if you look at the previous quarters, it was probably more like 30% was rebid and 70% was ‘new’. So the composition of the ‘new’ versus the ‘rebid’ varies from quarter-to-quarter, it is exactly deepening upon what kind of deals get announced in that particular quarter. But on a large basis, we do see the rebids in the range of around 30% to 40%. What I mean by rebid is really rebidding our own work, at the same time we are already present in the client but we are taking some portion of our competitors. That is also part of the rebid. So we have a mix of both.

Ankur

Vishal, would like to know your views in Consulting. You have seen Consulting as technologies at SAP earlier, and you have seen that Infosys is one of the stronger consulting outfits out here. Given that Consulting typically is viewed as one of the ways that companies highlight innovation to the clients, because your approach in innovation is different, you want to do it more grass-roots, but I wanted to know how much of your focus is on Consulting as well? In that context, we have seen some perhaps minute part of elevated attrition earlier this year which impacted your last quarter. Innovation is happening but one part of Consulting is not doing well. So both your structural thoughts and the cyclical thoughts around that?

Vishal Sikka

That is a very good point, Ankur. So there is abroad sense of consulting and how that evolves. Rajesh is in Chicago. He could not join us here today. So broadly what is happening in Consulting and the Infosys-oriented parts of it and after Q1, I spent significant amount of time with the team and so on. Broadly, what is happening in Consulting as you said, it has been around the idea of taking packages, taking existing best practices and making them available to clients. So looking at a client situation and comparing that to “Best Practices” and identifying areas of improvement and things like that. So this is basically generally what Consulting has been about. One of the side-effects of Consulting is that typically Consultants are able to carry out conversations with the C-suite with the corner offices and that has effect of elevating the conversation towards a more strategic kind of a conversation.

Having said that, the businesses of today are looking for a different kind of Consulting. They are looking for ways of understanding on the one hand how to simplify and improve their landscape but they are also looking for advice on next-generation kinds of things that they need to do in order to survive and to thrive in the digital world and so on. So that needs a different kind of an approach, that needs Design Thinking, a more consultative innovation kind of an approach, that is the one that we want to focus on. So we are on a journey to transform our consulting towards that kind of an organization which is then complemented downstream by the services organization that is a very innovative one which is where the grassroots come in. So it is not only the grassroots, it is the grassroots in combination with about disruptive innovation, with the more problem-finding Design Thinking kind of a work that we can do together with the client. So that is the general picture and we will get towards that.

Now, Infosys-specific situation on Consulting is a very different one. We have had over the last 12-years or so, primarily US-oriented consulting arm and then we acquired Lodestone which was primarily an SAP-oriented consulting firm. So not only different cultures than Infosys, but also different culture from each other. This is what we have been working on integrating and transforming into this bigger vision that I laid out. Now, the challenges that happen in Q1 in Consulting were largely because of the fact that certain payment milestones were reached and a bunch of people left at the same time and certain clients ramped down and things like that. So these were the things that with a better handle on it, we could have prevented and we are now taking steps to arrest the de-growth that we saw in Consulting in Q1. Having said that over the next several years, we are working on and we do expect to see Consulting becoming a more significant part of elevating our conversation going towards this implementation of the ‘renew’ and ‘new ‘strategy at clients and helping become that ‘tip of the spear’ that brings the rest of the company forward with that. It is a journey. Rajesh is now in-charge of it. He is doing a great job of getting wired into the consulting organization and I expect that we will see continued progress in that direction.

Sandeep

This is a question on the senior management attrition. I think we have seen a bit of volatility within Infosys in the last 4-5-years. Under the new leadership, I think this has been handled well but off- late in the last couple of quarters, I think there is a bit of increase here. So apart from involuntary reasons as well as the external opportunities, is there a one or two key findings or the learnings for Infosys? Under the new strategy of ‘renew’ and ‘new’, are you finding it really difficult in terms of a role replacement either internally or externally?

Vishal Sikka

No, we are not finding it difficult at all. I would say that bigger part of it is because of performance and there are a couple of cases where people saw bigger opportunities and so on. But by and large it is simply performance and we want to ensure that the company is executing well not only on the long-term path but ensuring that continuous execution on an ongoing basis and we will continue to be acting in that sense. I would like Pravin or Ranga to have any more thoughts on that.

Pravin Rao

As I said, I showed in my slide data on ‘Title Holders’ because these are all senior leaders in the company, totally about 500-550 people. If you look at that attrition, that is very small percentage. We have probably not done a good job in terms of giving visibility to the next layers. Even under the presidents, we have got about 20 and odd Regional Heads who are really running various segments and so on. So obviously when people get good opportunities, it is not everyday people get a CEO kind of opportunity, people obviously try to grab that. But by and large I think we have enough management strength and the way we view it is while we are sorry to see some of the people go but we also view it as an opportunity for other people to step up to the plate and they get an opportunity. It is not a concern for us and we will continue to enable and promote our people. At the same time we will also infuse talent from outside as well because we need that good mix as we execute our strategy.

Yogesh

This is Yogesh from HSBC. Vishal, you have been talking about automation, new age technologies, Design Thinking from day one. Do you think at some point your growth will become relatively immune to near-term macro volatilities because you will be able to gain market share more consistently and so any near-term issues would not impact the growth?

Vishal Sikka

Yes I do, Yogesh. We are not there yet because some of these new so-called immune areas are not at the scale yet that they can counter the downturns in other parts of the business but we will get there. If you look at some of the software areas like Mana or Skava or Edge, these will be buffers or will give us the ability to guard against some of these structural or seasonal declines and so on. If you look at the upcoming Q3, traditionally there are these furloughs and less number of working days and things like that which for a software guy that is the kind of a strange concept because in the software industry that quarter is the one where the largest number of license sales happen. So over time we will get there but today the bulk of the business is the traditional business. Even though we have seen tremendous growth in the new areas, last quarter we saw more than 30% growth in the Platform area quarter-on-quarter, it will take some time but we will get there and that is the journey that we are on.

Ranganath D. Mavinakere

Thank you. Actually, after this all the three presidents will talk about Mana, Automation, and the New Services. They will take questions at the end of their session as well. We have a couple of demos coming up. Again, around 2:30, the entire management team will be available for Open House and Q&A, Vishal, Pravin myself and all the Presidents will be again available in the second half as well after you hear from the Presidents on the progress of Mana, Automation and the Sales Effectiveness.

Thank you.